Exhibit 19.1
POLICY ON TRADING IN COMPANY STOCK

PURPOSE AND APPLICABILITY
This is the Company’s policy on trading in Crane Company common stock by Directors, Executive Officers, business unit Presidents, business unit Chief Financial Officers and other designated personnel. In addition, this policy prohibits such persons from entering into hedging or pledging transactions involving Crane Company common stock or holding any Company securities in a margin account.

POLICY STATEMENT
The Company's Policy Guide on Business Ethics and Compliance with Law, CP-102, includes a policy regarding compliance with the federal securities laws, and particularly the prohibition against trading in securities on the basis of material, nonpublic information. Directors and Executive Officers of Crane Company are also subject to the reporting and short- swing liability provisions of Section 16 of the Securities Exchange Act of 1934.

This Policy on Trading in Company Stock establishes additional restrictions on trading in Crane Company common stock by Directors, Executive Officers and certain other personnel, in the form of designated "window periods" during which it is permissible to purchase or sell Crane Company securities (absent a specific directive from the Company's Chief Executive Officer or General Counsel banning any transactions in Crane Company securities). The key elements of this policy are set forth below. Please refer to CP-102 for definitions of "material" and "non-public" information and other general guidance regarding compliance with the federal securities laws.

Persons Subject to Window Period Policy

•All Crane Company Directors and Executive Officers
•All business unit Presidents, business unit Chief Financial Officers and other designated Group leadership personnel
•Corporate Office employees involved in compiling or having access to monthly operating forecasts or other Company-wide non-public financial information
•Spouses of the foregoing persons and any other family members sharing their home.

The General Counsel will distribute a notice to all of the foregoing Company personnel in advance of each quarterly window period as a reminder that they are subject to this policy. The notice to Directors and Executive Officers shall also include a copy of the General Counsel’s commentary on the Section 16 Rules and the form entitled “Notice of Intent to Order a Stock Transaction by Executive Officer or Director”.

Permitted Trading Window

The Permitted Trading Window each quarter will commence on the third business day after the release of the Company's earnings announcement or as otherwise specified in the General Counsel’s notice. This will normally occur in January, April, July and October of each year. The Permitted Trading Window period will continue through the last trading day of the second month of the calendar quarter (i.e. February, May, August and November).

Transactions Affected:

The following transactions may take place only during a Permitted Trading Window period:

•Any open market purchase or sale of Crane Company common stock;
•Any option exercise that includes a sale of the option shares obtained, including a “cashless” exercise where shares are sold by a broker as part of the same transaction; and
•A transfer of funds into or out of the Crane Company Stock Fund in the 401(k) Plan or a change in the allocation of future 401(k) contributions to the Crane Company Stock Fund.

The following transactions are also permitted during the third month of the quarter (March, June, September, December):

•An option exercise in which the exercise price is paid in cash, and the shares obtained are not sold;
•An option exercise in which the exercise price is paid by delivery (or attestation) of shares already owned, and the shares obtained are not sold; and

The period from the beginning of the first month of the quarter until the commencement of the next Permitted Trading Window is the “blackout period, during which no transactions of any kind in Crane Company stock may take place (except for regular investments in the Crane Company Stock Fund in the 401(k) plan, pursuant to a previously made election).

Additional Requirements

All Directors and Executive Officers and spouses of the foregoing persons and any other family members sharing their home must pre-clear their transactions, in advance, with the Company's General Counsel by completing the attached Notice of Intent to Order a Stock Transaction by Executive Officer or Director and sending it to the General Counsel’s office.

This policy may be suspended at any time by an announcement from the Company's Chief Executive Officer or General Counsel prohibiting any transactions in Crane Company securities.

Hedging Transactions

Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an individual to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the individual to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the individual may no longer have the same objectives as the Company’s other shareholders. For this reason, Directors, Executive Officers and other employees subject to the Company’s Policy on Trading in Company Stock are prohibited from entering into hedging or monetization transactions involving Company stock. This is in addition to the legal prohibition against short sales of the Company’s securities by a Director or an Executive Officer.

Margin Accounts and Pledges

Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities, Directors, Executive Officers and other employees subject to the Company’s Policy on Trading in Company Stock are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan.

Definitions

“Company” means Crane Company, each of its majority-owned subsidiaries and each subsidiary and affiliate of those entities.

“Executive Officers” are those officers who have been designated as executive officers by the Board of Directors.